MATERIAL CHANGE REPORT

51-102F3

Item 1	Name and Address of Company Rubicon Minerals Corporation (the “Company”) Suite 1540 - 800 West Pender Street Vancouver, British Columbia V6C 2V6
Item 2	Date of Material Change July 28, 2011
Item 3	News Release News Release was issued on July 28, 2011 over Canada Newswire (CNW).
Item 4
Summary of Material Change
On July 28, 2011, the Company announced that the previously announced strategic investment of C$70,000,000 in the Company by Agnico-Eagle Mines Limited by way of a non-brokered private placement of common shares has closed.

Item 5	Full Description of Material Change
	5.1	Full Description of Material Change Please see attached News Release of July 28, 2011 for further details.
	5.2	Disclosure for Restructuring Transactions Not applicable
Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable
Item 7	Omitted Information Not applicable
Item 8	Executive Officer David W. Adamson, President & CEO (Tel: 604-623-3333)
Item 9	Date of Report July 28, 2011

News Release

TSX:RMX | NYSE AMEX:RBY
July 28, 2011

Rubicon Minerals Announces Closing of C$70,000,000 Strategic Investment by Agnico-Eagle Mines Limited

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) (“Rubicon”) is pleased to announce that the strategic investment of C$70,000,000 in Rubicon by Agnico-Eagle Mines Limited (“Agnico-Eagle”) by  way of a non-brokered private placement of common shares has closed.

The securities issued to Agnico-Eagle are subject to a four-month hold period, expiring November 29, 2011.

The securities have not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration thereunder or an applicable exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities.

PR13-11    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.